Exhibit 99.67

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

Bitzero Holdings Inc. (formerly WBM Capital Corp.) (the “Company”)

1100 One Bentall Centre
505 Burrard Street, Suite 1100
Vancouver, British Columbia
V7X 1M5

Item 2 - Date of Material Change

November 19, 2025, and November 24, 2025

Item 3 - News Release

News releases announcing the material change were disseminated by the Company on November 19, 2025, and November 23, 2025, through Newsfile and filed on SEDAR+.

Item 4 - Summary of Material Change

On November 19, 2025, the Company completed a reverse takeover ofBitzero Blockchain Inc. ( “TargetCo”) and, on November 24, 2025, listed the Company’s voting shares (the “Resulting Issuer Voting Shares”) for trading on the Canadian Securities Exchange under the symbol “BITZ.U”.

Item 5 - Full Description of Material Change

On November 19, 2025, the Company completed its previously announced reverse takeover (the “Transaction”) with the TargetCo. Pursuant to the Transaction, the Company acquired all of the issued and outstanding securities of TargetCo by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia).

The Transaction constitutes a “restructuring transaction” under NI 51-102F3. The disclosure required by section 14.2 of Form 51-102F5 for the entities resulting from the restructuring transaction is incorporated by reference to the Company’s CSE Form 2A Listing Statement dated November 19, 2025, (the “Listing Statement”) available on SEDAR+ www.sedarplus.ca.

In connection with the Transaction, the Company:

(a)	completed an amalgamation with its wholly owned subsidiary and adopted the name of its subsidiary, Bitzero Holdings Inc.;

(b)	adopted new articles to redesignate its common shares as Resulting Issuer Voting Shares and create a class of non-voting shares (the “Resulting Issuer Non-Voting Shares”);

(c)	reconstituted its board and management to consist of the nominees of TargetCo;

(d)	adopted an omnibus incentive plan; and

(e)	adopted a shareholder rights plan.

The holders of TargetCo’s voting shares received Resulting Issuer Voting Shares on the basis of 10 TargetCo voting shares for one Resulting Issuer Voting Share, and holders of TargetCo ’s non-voting shares received Resulting Issuer Non-Voting Shares on the basis of 10 TargetCo non-voting shares for one Resulting Issuer Non-Voting Share. The Resulting Issuer Voting Shares were approved for listing on the Canadian Securities Exchange and commenced trading under the symbol “BITZ.U” on November 24, 2025.

Following the Completion of the Transaction, the Company carries on the business of TargetCo which is focused on Bitcoin mining, data center development, and hosting services. The Company operates a hydro-powered data center in Norway and is actively expanding into North America and Scandinavia to support high-performance computing and blockchain operations.

Further details regarding the Transaction, the Company’s business, capitalization, risk factors, and financial statements are provided in the Company’s Listing Statement, and in the news releases dated November 19, 2025, and November 23, 2025, all of which are available under the Company’s profile on SEDAR+ www.sedarplus.ca.

Related Party Transaction

Immediately prior to the closing of the Transaction, the Company completed a settlement of C$205,647.70 in debt (the “Debt Settlement”) via issuing shares of its wholly owned subsidiary at a price of C$0.05 per share, which were subsequently exchanged for an aggregate of 4,112,954 Resulting Issuer Voting Shares pursuant to a three-cornered amalgamation (the “Finco Exchange”). The Debt Settlement and Finco Exchange were undertaken to strengthen the Company’s balance sheet and facilitate the closing of the Transaction.

The recipient of these Resulting Issuer Voting Shares, Triforce Ventures SA, held more than 10% of the Resulting Issuer Voting Shares at the time of issuance, making the FinCo Exchange a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The Company relied on the exemption from the formal valuation requirement under section 5.5(b) of MI 61-101, as the Company was not listed on any of the specified markets at the time of the FinCo Exchange. The Company also relied on the exemption from the minority approval requirement under section 5.7(1)(g) of MI 61-101, as, immediately prior to the FinCo Exchange, one or more interested parties owned 90% or more of the outstanding securities of the Company, excluding securities held by such interested parties. Immediately prior to the FinCo Exchange, the Company had 250,000 Resulting Issuer Voting Shares issued and outstanding, of which Triforce Ventures SA held 249,999 Resulting Issuer Voting Shares, representing approximately 99.9% of the issued and outstanding Resulting Issuer Voting Shares. Following the FinCo Exchange, Triforce Ventures SA received 4,112,954 Resulting Issuer Voting Shares, representing approximately 99.9% of the Resulting Issuer Voting Shares following the FinCo Exchange and approximately 8.3% of the outstanding Resulting Issuer Voting Shares post-Transaction. After reasonable inquiry, the Company is not aware of any prior valuations relevant to the FinCo Exchange that were made in the 24 months preceding the date of this material change report.

The Company filed this material change report less than 21 days before the closing of the FinCo Exchange, as the decision and ability to complete the FinCo Exchange was contingent on the timing of the Transaction and related approvals, which were outside of the Company’s control and only confirmed immediately prior to closing. The Company believes this shorter period was both reasonable and necessary in the circumstances to permit timely completion of the FinCo Exchange for sound business reasons, as permitted under MI 61-101 s.5.2(2).

The Finco Exchange, including the related party aspects, was reviewed and approved by the board of directors of the Company. No director abstained from voting or expressed a materially contrary view in respect of the Finco Exchange. No special committee was formed regarding the Finco Exchange as none of the directors held an interest in the Finco Exchange.

Post-Closing Capitalization

Following completion of the Transaction, the Company has 49,752,913 Resulting Issuer Voting Shares issued and outstanding, and 2,312,243 Resulting Issuer Non-Voting Shares issued and outstanding. The Resulting Issuer Non-Voting Shares are convertible into Resulting Issuer Voting Shares on a 1:1 basis, subject to a 9.99% ownership limitation, and may only be converted to the extent that the total holdings of Resulting Issuer Voting Shares held by any holder of Resulting Issuer Non-Voting Shares do not exceed this threshold. Assuming the exercise of all outstanding options, exercise of all outstanding warrants, vesting and conversion of all restricted share units, and exchange of all Resulting Issuer Non-Voting Shares for Resulting Issuer Voting Shares (notwithstanding the aforementioned 9.9% ownership limitation), 60,346,843 Resulting Issuer Voting Shares would be outstanding on a fully diluted basis.

Escrowed Securities

Pursuant to the terms of National Policy 46-201 (“NP 46-201”) and the escrow agreement dated November 19, 2025 among the Company, Odyssey Trust Company (as escrow agent) and the escrowed securityholders of the Company, an aggregate of 6,332,717 Resulting Issuer Voting Shares and 160,000 options to acquire Resulting Issuer Voting Shares have been placed in escrow and are subject to the escrow release conditions applicable to “emerging issuers” as set out in NP 46-201.

Directors, Officers and Auditor

As a result of the closing of the Transaction, the directors and officers of the Company are now:

Mohammed Bakhashwain	Chief Executive Officer and Director
Igor Kostioutchenko	Chief Financial Officer
Giovanni Gaudenzi	Director
Claudia Di Iorio	Director
Gilles Seguin	Director

In connection with the Transaction, the Company has appointed SRCO Professional Corporation as auditor of the Company, replacing MNP LLP. There are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102 Continuous Disclosure Obligations.

Item 6-Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7 - Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 - Executive Officer

Mohammed Bakhashwain

Chief Executive Officer

Bitzero Holdings Inc.

Email: investors@bitzero.com

Tel: +44 777 303 0394

Item 9 - Date of Report

December 1, 2025

Bitzero Holdings Inc.

ls/Mohammed Bakhashwain

Mohammed Bakhashwain

Chief Executive Officer